

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 4, 2016

Scott R. Anderson, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

> Re: Smart Trust 255
>   File Nos. 333-210725 and 811-21429

Dear Mr. Anderson:

On April 13, 2016, you filed a registration statement on Form S-6 for Smart Trust 255, consisting of a unit investment trust, Preferreds Plus Trust, Series 1 (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS (PART A)

Investment Summary — Principal Investment Strategy (Page A-3)

1. The last sentence of the first paragraph states that, under normal market conditions, at least 80% of the Trust's net assets will be invested in preferred securities and common stock of exchange-traded funds which invest substantially all of their assets in foreign and domestic corporate bonds. Please revise this sentence to be consistent with the next sentence, which states that the Trust's portfolio is "at least 80% invested in preferred securities; and up to 20% invested in common stock of ETFs" (*i.e.*, to state that at least 80% of the Trust's net assets will be invested in preferred securities). *See* Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

Principal Risk Considerations (Pages A-4 - A-5)

2. The fifth bullet point on page A-4 states that shares of ETFs "tend to trade at a discount from their net asset value". Please add disclosure that shares of ETFs may also trade at a premium to their net asset value. Please also add disclosure of the consequences of ETF shares trading at a premium or discount to their net asset value (*e.g.*, that ETF shares trading at a premium means a buyer of those shares pays more than their net asset value and that ETF shares trading at a discount means a seller of those shares receives less than their net asset value).

3. Since the Principal Risk Considerations section (in the sixth bullet on page A-4) discloses that the Trust's investments in securities of foreign issuers may include companies located in emerging markets, please provide disclosure in the Principal Investment Strategy section that the Trust may invest in companies located in emerging markets.

4. The second bullet point on page A-5 states that the Trust is concentrated in securities issued by companies in the financials sector. Please expand this risk factor to disclose the specific risks of the financials sector.

GENERAL COMMENTS

5. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

6. Responses to this letter should be set forth in the form of a response letter as well as in a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

7. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel